April 17, 2007


By facsimile to (650) 838-4350 and U.S. Mail


Mr. Masaaki (John) Nishibori
President and Chief Executive Officer
CAI International, Inc.
1 Embarcadero Center
San Francisco, CA 94111

Re:	CAI International, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed March 21, 2007
File No. 333-140496

Dear Mr. Nishibori:

	We reviewed the filing and have the comments below.

General

1. We note that there are numerous changes in the EDGAR version of pre-effective amendment 1 to the registration statement that are not marked as required by Rule 310 of Regulation S-T. For example, refer to the second bullet point paragraph on page 3, the second bullet point on page 27, the capitalization section on page 29, the second bullet point paragraph on page 80, and the tables on pages 88 and 98.
Please comply with the rule`s requirement in future filings.

Summary, page 1

2. You disclose that all share and per share information will be adjusted for the stock split to be effected prior to the completion of this offering. We wish to remind you that you will need to revise your historic financial statements and related disclosures pursuant to SAB Topic 4C.

Unaudited Pro Forma Condensed Consolidated Statement of Income,
page
39

3. Please remove your unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2006. Pro forma statements of income may only be presented for most recent fiscal year and subsequent interim period. Refer to Rule 11-02(c)(2(i) of Regulation S-X. Please revise footnote (3) to your pro forma consolidated statement of income for the year ended December 31, 2006.

Utilization, page 46

4. Revised disclosure made in response to prior comment 11 that the
average fleet utilization rate increased from 89.8% for the year ended December 31, 2004 to 90.7% for the year ended December 31, 2005 to 90.6% for the year ended December 31, 2006 on a pro forma, as adjusted basis, is imprecise because there was a decrease in the most recent year as compared to the preceding year. Please revise.

Net Interest Expense, page 53

5. You disclose your interest expense for the 12 months ending
June
30, 2008 would be approximately $15.0 million. Please tell us the relevance of this period. Revise your disclosures.

Share Based Payments, page 67 and Note (10) Preferred Stock, page
F-
21

6. We note your response to prior comment 24. You indicate that you estimate the fair value of your preferred stock using a combination of the income and market approaches. We also note, however, that the preferred stock is convertible into your common stock on a 1 for 1 basis. We would assume, therefore, that the fair value of your preferred stock would not be materially different than the fair value of your common stock. As such, please address the following two events which highlight the fair value of your common stock:

* We note that on February 16, 2007 Mr. Ogawa sold 4,028 shares of your common stock for an initial payment of $20.9 million, an average per share price of $5,189.

* We also note that the filing of your registration statement for the initial public offering or IPO of your common stock was not substantially later than your most recent historical balance sheet date, December 31, 2006.

Please disclose the fair value of your preferred stock as of December
31, 2006, and provide a discussion of each significant factor contributing to the difference between the fair value of your preferred stock as of December 31, 2006 and

* The February 16, 2007 average per share price.

* Your estimated IPO price for your common stock.

Business, page 73

7. We note your response to prior comment 26, but we still do not understand your relationship with the investment arrangers. Who are the investment arrangers? How do you establish business with an investment arranger? Alternatively, please tell us why you do not believe that additional disclosure would be material.

Executive Compensation, page 90

8. We assume that inclusion of footnote (2) in the summary compensation table`s non-equity incentive plan compensation column is inadvertent. Please revise or advise.

Sale of Common Stock to DBJ Value Up Fund, page 97

9. We note that in February 2007 Mr. Ogawa, your Executive
Chairman,
sold 4,028 shares of your common stock to DBJ Value Up Fund or DBJ.
Please disclose what relationship, if any, Mr. Ogawa or CAI had with
DBJ prior to this transaction.

10. Disclosure states that CAI entered into a stock purchase agreement, an amended and restated registration rights agreement, and voting agreement with Mr. Ogawa and DBJ. We note that you filed the amended and restated registration rights agreement as exhibit 10.7 to the registration statement. File also the stock purchase agreement and voting agreement as exhibits to the registration statement. See
Item 601(b)(10(i) of Regulation S-K.

Principal and Selling Stockholders, page 98

11. Indicate by footnote or otherwise that DBJ is an affiliate of the
Development Bank of Japan.  We note the disclosure on page 97.


Note 1.  The Company and Nature of Operations, page F-8

12. We note from your disclosure that you formed an 80% owned subsidiary incorporated in Japan (CAIJ) in January 2007. Please expand your disclosures to discuss the business purpose for this transaction. If material, revise your filing to discuss the impact on future earnings and cash flows as a result of forming this subsidiary. Please also discuss the contributed assets and new or assumed liabilities in connection with CAIJ.

Note 3. Step Acquisition of CAI Common Stock Held by Interpool, page
F-14

13. Please revise your pro forma financial information to present the year ended December 31, 2006 rather than the nine months ended
September 30, 2006.  Refer to paragraph 54 of SFAS 141.

14. Disclose the primary reason for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of
SFAS 141.

Exhibit 10.1

15. As noted in prior comment 39, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Since you did not file schedules 1 and 16.6.1 to exhibit
10.1, please refile the exhibit in its entirety.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, CAI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CAI requests acceleration of the registration statement`s effectiveness, CAI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CAI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CAI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Edward J. Wes, Jr., Esq.
	Bruce M. McNamara, Esq.
	Sonny Allison, Esq.
	Perkins Coie LLP
	101 Jefferson Drive
	Menlo Park, CA 94025

	Daniel G. Kelly, Jr., Esq.
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025



Mr. Masaaki (John) Nishibori
April 17, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE